UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Mr. Yang Yu

Mr. Yang Yu has resigned from his position as a director and the chief technology officer of So-Young International Inc. (the “Company”), effective on April 16, 2024, due to personal reasons. Mr. Yu will assist the Company in achieving a smooth transition of his job responsibilities. The resignation of Mr. Yu does not result from any dispute or disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Hui Zhao
Name	:	Hui Zhao
Title	:	Chief Financial Officer

Date: April 16, 2024